Exhibit 4.1

PROMISSORY NOTE

April 5, 2006

For value received, Boeing Capital Corporation, a Delaware corporation (“BCC”), hereby unconditionally promises to pay to The Boeing Company, a Delaware corporation (“Boeing”), for each loan made hereunder by Boeing to BCC,

(i)	the outstanding principal amount of such loan as shown on the attached schedule, and

(ii)	interest on such loan from the date thereof to the date of payment at the rate per annum indicated on such schedule with respect to such loan;

such payment to be made at the maturity date indicated on the attached schedule with respect to such loan; provided, however, BCC may, at its option, pay all or any part of the outstanding principal of any loan made hereunder at any time, with all accrued interest thereon, without premium or penalty.

Interest on each loan shall accrue from and including the date of such loan, but excluding the payment date. Interest shall be computed using an actual/360 day basis, or such other basis as agreed to by Boeing.

Boeing shall, and is hereby authorized by BCC to, record on the schedule attached hereto and made a part hereof, the amount of each loan made by Boeing hereunder and each payment of principal or interest or both by or on behalf of BCC, the date thereof, and the resulting principal balance then outstanding of the loan with respect to which such payment is made.

All payments under this Note shall be made in immediately available funds in United States dollars. The laws of the State of New York shall govern this Note.

BOEING CAPITAL CORPORATION

By:	/s/ WALTER E. SKOWRONSKI
Walter E. Skowronski, President

BOEING CAPITAL CORPORATION

SCHEDULE

Loans and Payments

Date	Loan Amount	Interest Rate	Maturity Date	Payment Amount		On Loan Dated	Outstanding Principal Bal.	Entry By
				Principal:	Interest